Filed by Frontline Ltd.
Commission File No. 001-16601
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Frontline 2012 Ltd.

Commission File No. for Registration Statement
on Form F-4 filed by Frontline Ltd.: 333-206542

The following is a copy of the press release issued by Frontline 2012 Ltd. on August 26, 2015, announcing Frontline 2012 Ltd.'s second quarter and six months 2015 results.

FRONTLINE 2012 LTD.
SECOND QUARTER AND SIX MONTHS 2015 RESULTS

Highlights

•	Frontline 2012 reports net income from continuing operations of $78.6 million and earnings per share from continuing operations of $0.32 for the second quarter of 2015.
•	Frontline 2012 reports net income from continuing operations of $134.9 million and earnings per share from continuing operations of $0.55 for the six months ended June 30, 2015.
•	In June 2015, the Company paid a special dividend consisting of 75.4 million Golden Ocean shares.
•	In August 2015, the Company received $14.6 million from STX Dalian in respect of two cancelled newbuilding contracts and expects to record a gain of $3.0 million in the third quarter.
•	In July 2015, the Company and Frontline entered into an agreement and plan of merger.

Second Quarter and Six Months 2015 Results

On June 26, 2015, Frontline 2012 Ltd. ("the Company" or "Frontline 2012") paid a stock dividend consisting of 75.4 million Golden Ocean Group Ltd. ("Golden Ocean") shares. The Company held 77.5 million shares prior to this stock dividend and retained 2.1 million shares. This stock dividend has triggered discontinued operations presentation of its results of operations from Golden Ocean. Income statement comparatives are presented on an equivalent basis.

Frontline 2012 announces net income from continuing operations of $78.6 million and earnings per share from continuing operations of $0.32 for the second quarter compared with net income from continuing operations of $56.3 million and earnings per share from continuing operations of $0.23 in the preceding quarter. Net income in the second quarter included (i) a gain of $23.2 million in connection with the cancellation of newbuilding contract (J0106) at Jinhaiwan, and (ii) a gain of $19.6 million on the delivery of the Front Breeze and the Front Passat to Avance Gas Holding Ltd. ("AGHL"). Net income in the first quarter included (i) a gain of $1.8 million in connection with the cancellation of the fourth newbuilding contract (D-2174) at STX Dalian and (ii) a gain of $19.1 million on the delivery of the Front Mistral and the Front Monsoon to AGHL.

The average daily time charter equivalents ("TCEs") earned in the spot and period market in the second quarter by the Company's VLCCs and Suezmax tankers were $46,800 and $38,400 compared with $53,800 and $42,600, respectively, in the preceding quarter. The spot earnings for the Company's VLCC and Suezmax tankers were $49,300 and $39,200, respectively, compared with $57,700 and $43,400, respectively, in the preceding quarter. The earnings on the VLCC and Suezmax tankers for the quarter is somewhat weak, mainly explained by three VLCC's being positioned west, whilst two of our Suezmaxes underwent dry-docking in Asia in the same period.

The TCEs earned in the spot market in the second quarter by the Company's MR product tankers were $24,200 compared with $21,200 in the preceding quarter. The TCEs earned in the spot and period market in the second quarter by the LR2 tankers were $27,800 compared with $23,700 in the preceding quarter. The spot earnings for the Company's LR2 tankers were $32,400 compared with $23,200 in the preceding quarter.

In August 2015, the Company estimates average cash breakeven TCE rates for the remainder of 2015 on a TCE basis for its VLCCs, Suezmax tankers, MR product tankers and LR2 tankers of approximately $24,000, $19,100, $13,400 and $13,700, respectively.

Frontline 2012 announces net income from continuing operations of $134.9 million and earnings per share from continuing operations of $0.55 for the six months ended June 30, 2015 compared with net income from continuing operations of $74.4 million and earnings per share from continuing operations of $0.30 for the six months ended June 30, 2014. Net income from continuing operations in six months ended June 30, 2015 included (i) a gain of $23.2 million in connection with the cancellation of newbuilding contract (J0106) at Jinhaiwan, and (ii) a gain of $19.6 million on the delivery of the Front Breeze and the Front Passat to AGHL, (iii) a gain of $1.8 million in connection with the cancellation of the fourth newbuilding contract (D-2174) at STX Dalian and (iv) a gain of $19.1 million on the delivery of the Front Mistral and the Front Monsoon to AGHL. Net income from continuing operations in six months ended June 30, 2014 included (i) a gain on the sale of five newbuilding contracts of $74.8 million, (ii) a gain of $35.9 million in connection with the cancellation of newbuilding contract (J0025) at Jinhaiwan, and (iii) a gain on the sale of shares of $16.9 million

The TCEs earned in the spot and period market in the six months ended June 30, 2015 by the Company's VLCCs and Suezmax tankers were $50,300 and $40,200 compared with $31,700 and $20,400, respectively, in the six months ended June 30, 2014. The spot earnings for the Company's VLCC and Suezmax tankers were $53,600 and $41,500, respectively, compared with $31,300 and $20,400, respectively, in the six months ended June 30, 2014.

The TCEs earned in the spot market in the six months ended June 30, 2015 by the Company's MR product tankers were $22,700 compared with $16,700 in the six months ended June 30, 2014. The TCEs earned in the spot and period market in the six months ended June 30, 2015 by the Company's LR2 tankers were $26,200. The spot earnings for the Company's LR2 tankers were $27,800 in the six months ended June 30, 2015.

The net result from the chartered-in tonnage was $1.3 million in the second quarter and $1.8 million in the six months ended June 30, 2015.

The net loss from discontinued operations of $55.4 million and $73.2 million in the three months and six months ended June 30, 2015, respectively, includes an impairment loss of $40.6 million relating to the Company's shareholding in Golden Ocean and is attributable to the fall in Golden Ocean's share price from March 31, 2015 (being the date from which the Company de-consolidated Golden Ocean) and June 26, 2015 (being the date of the stock dividend of the Golden Ocean shares).

Fleet Development

The Company took delivery of its fourth LR2 newbuilding, Front Tiger, in June.

During the second quarter, the Company entered into the following time charters: The two LR2 vessels, the Front Panther and the Front Puma, which were chartered out in the first quarter for a period of approximately 12 months from February/March 2015 at a rate of $25,000 per day have been extended for further 24 months from February/March 2016 at a rate of $28,000 per day. The LR2 vessel Front Lion has been chartered out for a period of approximately 30-36 months from end July/early August at a rate of $27,600 per day.

Newbuilding Program

As of June 30, 2015, the Company's newbuilding program, excluding newbuildings agreed to be sold and MR and Capesize newbuildings with STX Dalian and STX Korea, comprised 12 LR2 newbuildings, four VLCC newbuildings and options for four further VLCC newbuildings and six Suezmax tanker newbuildings and the remaining commitments for the Company's 22 newbuilding contracts, amounted to $1,169.2 million in the period 2015-2017. Subsequent to June 30, 2015, the Company exercised options for two LR2 newbuilding contracts and its newbuilding program currently comprises 24 newbuildings.

In 2012 and 2013, the Company cancelled all of its five newbuilding contracts at Jinhaiwan ship yard, which were acquired from Frontline in December 2011, and has received an aggregate refund of $321.0 million in respect of installments paid on these five contracts and accrued interest. The Company has no outstanding claims from Jinhaiwan.

The Company has cancelled all six of its MR tanker newbuilding contracts at STX Dalian and has received an aggregate refund of $44.3 million in respect of installments paid on five of these contracts and accrued interest. The Company has an outstanding claim of $11.5 million against STX Dalian for the remaining contract.

Corporate

On June 26, 2015, the Company paid a stock dividend consisting of 75.4 million Golden Ocean shares. All shareholders holding 3.2142 shares or more, received one share in Golden Ocean for every 3.2142 shares held, rounded down to the nearest whole share. The remaining fractional shares were paid in cash. The Company held 77.5 million Golden Ocean shares prior to this stock dividend and retained 2.1 million Golden Ocean shares. This stock dividend has triggered discontinued operations presentation of its results of operations from Golden Ocean. Income statement comparatives are presented on an equivalent basis.

Reference is made to the announcement dated July 2, 2015, that Frontline Ltd.  ("Frontline") and Frontline 2012 have entered into an agreement and plan of merger (the "Merger Agreement"), pursuant to which the two companies have agreed to enter into a merger transaction, with Frontline as the surviving legal entity (the "Surviving Company") and Frontline 2012 becoming a wholly-owned subsidiary of Frontline. Frontline has on August 24, 2015, filed a registration statement with the United States Securities and Exchange Commission ("SEC") covering the common shares to be issued by Frontline to Frontline 2012's shareholders in the merger.  The shareholders' meetings of each of Frontline and Frontline 2012 will be held after the registration statement is declared effective. The effectiveness of the registration statement is subject, among other things, to SEC review.
242,307,883 ordinary shares were outstanding as of June 30, 2015, and the weighted average number of shares outstanding for the quarter was 242,307,883.

The Market

The average rate for a VLCC trading on a standard 'TD3' voyage between the Arabian Gulf and Japan in the second quarter of 2015 was WS 64, representing an increase of 5 WS points from the first quarter of 2015. The market rate for a Suezmax trading on a standard 'TD20' voyage between West Africa and Rotterdam in the second quarter of 2015 was WS 88, representing a decrease of 2 WS points from the first quarter of 2015. The VLCC fleet totalled 639 vessels at the end of the quarter, whilst the Suezmax fleet counted 449 vessels at the end of the quarter.

For MR's trading on a standard 'TC2' voyage between Rotterdam and New York the market rates for the second quarter of 2015 was WS 155, representing an increase of 12 points from the first quarter of 2015. Average market rates for an LR2 trading on a standard "TC1" voyage between Middle East and Japan in the second quarter of 2015 was WS 110, representing a increase of 11 points from the first quarter of 2015.

The order book for tankers represented about 16 percent of the overall tanker fleet.

Bunkers in Rotterdam averaged $326/mt in the second quarter of 2015 compared to $280/mt in the first quarter of 2015.

Strategy and Outlook
The Board of Directors is very pleased with the merger agreement entered into between Frontline and Frontline 2012. With a large modern fleet, a strong balance sheet and attractive cash break even rates, the combined companies should be well positioned to generate significant free cash in a strong market, and sustain a weak market.
Despite the slowdown seen in the market the last weeks, the Board of Directors hopes the combined companies will be in a position to start returning cash to shareholders as quarterly dividends as soon as the merger is completed. The intention is to pay out excess cash as dividends at the Board's discretion.
The Board believes the combined companies will be well positioned to grow through acquisition and consolidation opportunities.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Frontline and Frontline 2012, Frontline has filed relevant materials with the Securities and Exchange Commission (the "SEC"), including a registration statement of Frontline on Form F-4 (File No. 333-206542) , filed on August 24, 2015, that includes a joint proxy statement of Frontline 2012 and Frontline that also constitutes a prospectus of Frontline.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Frontline 2012 and Frontline. INVESTORS AND SECURITY HOLDERS OF FRONTLINE 2012 AND FRONTLINE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with or furnished to the SEC by Frontline through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with or furnished to the SEC by Frontline will be available free of charge on Frontline's website at http://www.Frontline.bm. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with or furnished to the SEC when they become available.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline Ltd's management's examination of historical operating trends. Although Frontline Ltd believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline 2012 cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

The Board of Directors
Frontline 2012 Ltd.
Hamilton, Bermuda
August 25, 2015

Questions should be directed to:

Robert Hvide Macleod: Chief Executive Officer, Frontline Management AS
+47 23 11 40 84

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

FRONTLINE 2012 LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2014 Apr-Jun	2015 Apr-Jun	CONDENSED CONSOLIDATED INCOME STATEMENT (in thousands of $)	2015 Jan-Jun	2014 Jan-Jun	2014 Jan-Dec
53,643	103,937	Total operating revenues	197,455	113,548	241,826
35,913	42,809	Gain on cancellation and sale of newbuilding contracts	63,735	35,913	68,989

27,147	26,256	Voyage expenses and commission	51,963	49,950	103,708
12,733	16,066	Ship operating expenses	28,673	23,311	49,607
-	10,610	Charter hire expenses	17,076	-	-
1,561	1,492	Administrative expenses	2,786	2,826	4,943
7,954	10,159	Depreciation	18,980	15,385	31,845
49,395	64,583	Total operating expenses	119,478	91,472	190,103
40,161	82,163	Net operating income	141,712	57,989	120,712
2	3	Interest income	8	105	118
(1,845)	(3,561)	Interest expense	(6,023)	(4,081)	(7,421)
16,850	-	Gain on sale of shares	-	16,850	16,850
8,368	-	Share in results of associated companies	2,727	9,114	16,064
-	(1,138)	Impairment loss on shares	(1,138)	-	-
62	(77)	Foreign currency exchange (loss) gain	(57)	24	18
(3,732)	1,186	Mark to market (loss) gain on derivatives	(2,258)	(5,575)	(8,779)
(48)	20	Other non-operating (expense) income	(72)	(76)	(148)
59,818	78,596	Net income from continuing operations	134,899	74,350	137,414
76,764	(55,436)	Net (loss) income from discontinued operations	(73,216)	76,764	12,055
136,582	23,160	Net income	61,683	151,114	149,469

$0.24	$0.32	Earnings per share from continuing operations	$0.55	$0.30	$0.56
$0.31	$(0.23)	(Loss) earnings per share from discontinued operations	$(0.30)	$0.31	$0.05
$0.55	$0.09	Earnings per share	$0.25	$0.61	$0.61

		Income on time charter basis ($ per day)*
24,000	46,800	VLCC	50,300	31,700	32,500
14,400	38,400	Suezmax	40,200	20,400	24,500
15,800	22,400	MR product tanker	22,000	16,700	16,600
-	27,700	LR2 tanker	26,200	-	19,100

* Basis = Calendar days minus off-hire. Figures after deduction of broker commission

FRONTLINE 2012 LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	June 30 2015	June 30 2014	Dec 31 2014
ASSETS
Short term
Cash and cash equivalents	167,978	290,589	296,945
Restricted cash	14,700	51,225	35,800
Marketable securities	10,123	-	-
Other current assets	96,976	76,446	104,163
Long term
Newbuildings	187,930	194,126	477,168
Vessels and equipment, net	1,076,960	827,802	1,522,023
Restricted cash	-	3,675	-
Newbuildings held for sale	-	157,965	-
Investment in associated companies	-	216,193	59,448
Deferred charges	4,666	2,464	4,543
Other long-term assets	1,046	3,943	1,678
Total assets	1,560,379	1,824,428	2,501,768

LIABILITIES AND EQUITY
Short term liabilities
Short term debt	52,882	42,815	63,864
Other current liabilities	30,531	18,169	34,143
Sale proceeds received in advance	69,700	121,625	139,200
Long term liabilities
Long term debt	600,893	463,167	817,211
Sale proceeds received in advance	-	17,575	-
Commitments and contingencies
Equity
Frontline 2012 Ltd equity	806,373	1,161,077	1,123,580
Non-controlling interest	-	-	323,770
Total equity	806,373	1,161,077	1,447,350
Total liabilities and equity	1,560,379	1,824,428	2,501,768

FRONTLINE 2012 LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2014 Apr-Jun	2015 Apr-Jun	CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (in thousands of $)	2015 Jan-Jun	2014 Jan-Jun	2014 Jan-Dec
		OPERATING ACTIVITIES
136,582	23,160	Net income attributable to the Company	61,683	151,114	149,469
-	-	Net loss attributable to the non-controlling interest	(30,305)	-	(63,214)
136,582	23,160	Net income	31,378	151,114	86,255
		Adjustments to reconcile net income to net cash provided by operating activities:
8,123	11,852	Depreciation and amortization of deferred charges	29,010	15,721	38,930
(110,747)	(42,809)	Gain on newbuilding contracts and sale of assets	(63,735)	(110,747)	(143,823)
(16,850)	-	Gain on sale of shares	-	(16,850)	(16,850)
-	-	Vessel impairment loss	62,489	-	-
-	-	Goodwill impairment loss	-	-	149,482
(10,298)	14,878	Share of results from associated companies and gain on equity interest	12,151	(11,044)	(40,807)
-	-	Gain arising on non-controlling interest	(27,677)	-	-
-	41,694	Impairment loss on shares	41,694	-	-
2,050	-	Dividends received from Avance Gas	4,101	2,050	7,052
3,658	(2,222)	Other, net	1,075	5,748	8,272
-	-	Debt modification fee paid	-	-	(2,640)
4,811	(8,098)	Change in operating assets and liabilities	(2,387)	1,230	(27,230)
17,329	38,455	Net cash provided by operating activities	88,099	37,222	58,641

		INVESTING ACTIVITIES
99,302	24,748	Refund of newbuilding installments and interest	32,334	99,302	173,840
(56,470)	(147,880)	Additions to newbuildings, vessels and equipment	(690,962)	(154,637)	(465,477)
12,700	7,350	Change in restricted cash	21,100	(54,900)	(35,800)
-	111,789	Sale of fixed assets	225,802	-	-
-	-	Sale proceeds received in advance	-	139,200	139,200
3,100	-	Dividends received from Knightsbridge, prior to consolidation	-	3,100	6,200
57,140	-	Net proceeds from sale of shares in associated company	-	57,140	57,140
(43,411)	-	Cash transferred in connection with the sale of shares in SPCs	-	(43,411)	(43,411)
-	-	Impact of deconsolidation of Golden Ocean	(82,816)	-	-
-	-	Cash acquired in connection with purchase of Golden Ocean	-	-	104,799
72,361	(3,993)	Net cash (used in) provided by investing activities	(494,542)	45,794	(63,509)

		FINANCING ACTIVITIES
-	33,000	Proceeds from long-term debt	308,200	91,000	244,000
(54,259)	(11,344)	Repayment of long-term debt	(26,399)	(177,482)	(200,390)
-	(2)	Debt fees paid	(4,311)	(500)	(500)
(19,773)	-	Payment to acquire treasury shares	-	(28,341)	(50,397)
(12,398)	(3)	Dividends paid	(14)	(24,853)	(38,649)
(86,430)	21,651	Net cash provided by (used in) financing activities	277,476	(140,176)	(45,936)

3,260	56,113	Net change in cash and cash equivalents	(128,967)	(57,160)	(50,804)
287,329	111,865	Cash and cash equivalents at start of period	296,945	347,749	347,749
290,589	167,978	Cash and cash equivalents at end of period	167,978	290,589	296,945

FRONTLINE 2012 LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2015 Jan-Jun	2014 Jan-Jun	2014 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	242,307,883	249,100,000	249,100,000
Treasury shares held	-	(3,654,529)	(6,792,117)
Balance at end of period	242,307,883	245,445,471	242,307,883

SHARE CAPITAL
Balance at beginning and end of period	498,200	498,200	498,200

TREASURY SHARES
Balance at beginning of period	(50,397)	-	-
Purchase of treasury shares	-	(28,341)	(50,397)
Balance at end of period	(50,397)	(28,341)	(50,397)

ADDITIONAL PAID IN CAPITAL
Balance at beginning and end of period	519,378	519,378	519,378

OTHER COMPREHENSIVE LOSS
Balance at beginning of period	-	-	-
Other comprehensive loss	(509)	-	-
Balance at end of period	(509)	-	-

RETAINED (DEFICIT) EARNINGS
Balance at beginning of period	156,399	45,579	45,579
Net income	61,683	151,114	149,469
Cash dividends	(14)	(24,853)	(38,649)
Stock dividends	(378,367)	-	-
Balance at end of period	(160,299)	171,840	156,399

FRONTLINE 2012 LTD. EQUITY	806,373	1,161,077	1,123,580

NON-CONTROLLING INTEREST
Balance at beginning of period	323,770	-	-
Arising at date of acquisition	-	-	386,984
Net loss	(30,305)	-	(63,214)
Impact of deconsolidation	(293,465)	-	-
Balance at end of period	-	-	323,770

TOTAL EQUITY	806,373	1,161,077	1,447,350